

July 16, 2012

Via E-mail
Elizabeth A. Smith
Chief Executive Officer
Bloomin' Brands, Inc.
2202 North West Shore Boulevard
Suite 500
Tampa, FL 33607

      Re: Bloomin' Brands, Inc.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed July 6, 2012
           File No. 333-180615

Dear Ms. Smith:

      We have reviewed your responses to the comments in our letter dated June 18, 2012 and have the following additional comment. All page numbers below correspond to the marked version of your filing.

Prospectus Summary, page 1

Our Company, page 1

1. We note your response to our prior comment 1 and reissue in part. Please revise your disclosure on pages 1, 2 and throughout the prospectus regarding the high quality of your food by clarifying that you believe that you offer high quality food given the constraints of your pricing structures. In this regard, we note your revised disclosure on page 98 that you "source your ingredients from around the world, which [you] believe allows [you] to achieve a high degree of freshness and quality . . . while keeping costs in line with the target pricing for [your] concepts."

Elizabeth A. Smith
Bloomin' Brands, Inc.
July 16, 2012
Page 2

You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
       John M. Gherlein
       Baker & Hostetler